Sub-Item 77C: Submission of matters to a vote of security holders

Shareholder Meeting Results (Unaudited)

The following proposals were addressed and approved during the period.

A special meeting of shareholders was held on January 13, 2009.  The following proposal was approved:

Proposal to approve a Plan of Reorganization for the acquisition of all of the assets and liabilities of The Hartford Tax-Free New York Fund (“Tax-Free New York Fund”) by The Hartford Tax-Free National Fund (the “Acquiring Fund”) solely in exchange for shares of the Acquiring Fund, followed by the complete liquidation of the Tax-Free New York Fund.

Fund Name                         For         Against         Abstain
The Hartford Tax-Free New York Fund 1,253,726.345 150,430.149 54,689.355